SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Tripadvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Renee L. Wilm, Esq.
Chief Legal Officer / Chief Administrative Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:
Common Stock:         896945201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty TripAdvisor Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 29,245,893 shares (1) (2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,245,893 shares (1) (2)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,245,893 shares (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person
13.	Percent of Class Represented by Amount in Row (11) 20.9% (2) (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 16,445,894 shares of Tripadvisor, Inc.’s, a Delaware corporation (the “Issuer”), Common Stock, par value $0.001 per share (“Common Stock”), and 12,799,999 shares of the Issuer’s Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), beneficially owned by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”). See Item 6 of the Schedule 13D for a description of certain agreements containing certain restrictions on the Common Stock and Class B Common Stock beneficially owned by the Reporting Person.

(2)	Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.

(3)	Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.6% of the voting power of the Issuer. See Item 5. Such percentage interests are based on there being outstanding, as of July 29, 2022, 127,043,956 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Securities and Exchange Commission on August 4, 2022.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

TRIPADVISOR, INC.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 5 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”), with respect to Tripadvisor, Inc., a Delaware corporation (the “Issuer”), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on November 20, 2019, Amendment No. 3 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 16, 2020 and Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 24, 2021 (collectively, the “Schedule 13D” and together with this Amendment, the “Statement”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby replaced with the following information:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”). Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)                 The Reporting Person beneficially owns 16,445,894 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) and 12,799,999 shares of Class B Common Stock, par value $0.001 per share, of the Issuer (“Class B Common Stock”) which shares constitute 12.9% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assuming the conversion of all of the Reporting Person's shares of Class B Common Stock into shares of Common Stock, the Reporting Person beneficially owns 20.9% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 56.6% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person. The foregoing beneficial ownership amounts are based on there being outstanding, as of July 29, 2022, 127,043,956 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Securities and Exchange Commission on August 4, 2022. Mr. Gregory B. Maffei beneficially owns 92,448 shares of Common Stock. The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership. Mr. M. Gregory O'Hara beneficially owns 16,682 shares of Common Stock and may be deemed to beneficially own the 1,713,859 shares of Common Stock delivered to Certares in connection with the closing of the transactions contemplated by the Repurchase Agreement. Mr. Albert E. Rosenthaler beneficially owns 37,540 shares of Common Stock.

(b)                The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges and restrictions described in Item 6 of the Statement.

To the knowledge of the Reporting Person, each of Mr. Maffei and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation. Mr. O'Hara, an employee of Certares Management LLC or one of its affiliates (collectively, “Certares Management”), holds the shares of Common Stock beneficially owned by him for the benefit of Certares Management.

(c)                 On June 14, 2022, each of Mr. Maffei, Mr. O'Hara and Mr. Rosenthaler received an award of restricted stock units ("RSUs") with respect to 12,800 shares of the Issuer's Common Stock under the Issuer's 2018 Stock and Annual Incentive Plan in connection with each such individual's election to the Issuer's Board of Directors on June 14, 2022. Such RSUs vest in full on June 14, 2023. Other than as disclosed in this Amendment, no other transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                Not applicable.

(e)                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

2020 Forward Contract and 2022 Amendment

As previously disclosed, on March 9, 2020, TripSPV entered into an agreement (the “2020 Forward Contract”) establishing the terms and conditions of a variable forward transaction with an unaffiliated third party buyer (“Buyer”). The 2020 Forward Contract obligates TripSPV to deliver to Buyer (or any assignee thereof in accordance with the 2020 Forward Contract) up to 2,422,210 shares of Common Stock (the “Number of Shares”), based on the prices for the Common Stock over a specified period in the first quarter of 2023 (the “Valuation Period”). Alternatively, TripSPV may choose to deliver an equivalent amount of cash based on a measure of the average share price over the Valuation Period. Under the terms of the Forward Contract, TripSPV received a prepayment amount of approximately $34,246,160 in March 2020.

In support of the 2020 Forward Contract, TripSPV agreed to pledge to Buyer a number of shares of Common Stock equal to the Number of Shares (the “Pledge Shares”) to secure its obligations under the Forward Contract, and retains voting rights in the Pledge Shares during the term of the pledge absent a default under the Forward Contract.

If TripSPV elects share settlement, TripSPV will be obligated to deliver fewer than the Number of Shares if (and to the extent that) on trading days during the Valuation Period the average per share price is greater than the forward floor price for the transaction. As noted above, alternatively, TripSPV may choose to deliver a cash equivalent amount in lieu of such shares.

On August 10, 2022, TripSPV and Buyer entered into a letter agreement amending certain terms of the 2020 Forward Contract (the “2022 Forward Contract Amendment”). Pursuant to the 2022 Forward Contract Amendment, TripSPV and Buyer agreed to: (i) extend the Valuation Period to a specified period in the fourth quarter of 2025, (ii) increase the initial share price, which was used to determine the forward floor price for the transaction, and (iii) increase the prepayment amount by $5,050,340.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 11, 2022

LIBERTY TRIPADVISOR HOLDINGS, INC.

By:	/s/ Brittany A. Uthoff
Name:	Brittany A. Uthoff
Title:	Vice President

[Signature Page to Liberty TripAdvisor Holdings, Inc. Amendment No. 5 to Schedule 13D]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY TRIPADVISOR HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty TripAdvisor Holdings, Inc. ("LTAH") are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
Gregory B. Maffei	Chairman of the Board, President and Chief Executive Officer of LTAH
M. Gregory O’Hara	Vice Chairman of the Board
Christy Haubegger	Director of LTAH
Michael J. Malone	Director of LTAH
Chris Mueller	Director of LTAH
Albert E. Rosenthaler	Director and Chief Corporate Development Officer of LTAH
Larry E. Romrell	Director of LTAH
J. David Wargo	Director of LTAH
Brian J. Wendling	Chief Financial Officer and Senior Vice President of LTAH
Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of LTAH